January 24, 2005


Brent Peters
President
High Tide Ventures, Inc.
747 17th Street, Suite 301
West Vancouver, British Columbia
Canada V7V 3T4

Re:	High Tide Ventures, Inc.
	Registration Statement on Form SB-2
      Filed December 22, 2004
	File No. 333-121542

Dear Mr. Peters:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outside Front Cover of Prospectus - Page 3

1. Please note that the number of shares being offered indicated on the outside front cover of your prospectus does not match the amount of shares being registered by your registration statement, as indicated on your registration fee table and your table of selling shareholders. Please revise the front cover of your prospectus to reflect the correct number of shares being offered.

Summary - Pages 5 to 6

2. We note your use of industry terms such as "economic reserves," "economic mineralization," and "economic mineral deposit." Please revise your disclosure so that the meaning of these terms can be understood by investors who are not familiar with your industry.

3. We note that your prospectus summary only indicates that your objective is to conduct mineral exploration activities for gold, whereas other sections of your prospectus refer to one or more of copper, zinc, silver and/or gold. Please revise your prospectus so that your disclosure in this regard is consistent throughout your prospectus and update your prospectus summary accordingly.

4. Please indicate in your summary that your auditors have concluded that there is substantial doubt that your company will be able to continue as a going concern and that in all likelihood you will need to raise additional funds within the next twelve months.

Description of Business - Pages 19 to 24

	In General - Page 19

5. We note your disclosure that you will be "engaged in the acquisition ... of mineral properties." If your business plan includes acquiring properties or mineral claims in addition to the Sparta Property, please clarify that this is your strategy and include any material risks to your business and operations related to that strategy in your "Risk Factors" section.

Plan of Operations - Pages 24 to 25

6. We note that your total expenditures over the next 12 months are
expected to be approximately $35,000 and that as of December 22,
2004
you had $14,982 in cash. As such, please indicate how long you will be able to satisfy your cash requirements and specify that you will have to raise additional funds within the next twelve months in order to effect your plan of operations. Refer to Item 303(a)(1)(i) of Regulation S-B.

7. Please revise to provide more details of the specific plan of operations, the expected timing to commence exploration on the Sparta property, and the expected funding needs and sources. In addition, revise your discussion to address what will happen if you are unable to obtain the necessary additional funding.

Description of Property - Page 25

8. Please revise to disclose the material terms of any agreement or arrangement under which the company occupies the premises from which it conducts its business operations. For example, we note that the company has indicated that its principal executive offices are located on 17th Street in West Vancouver, B.C.

Executive Compensation - Pages 26 to 27

9. Please update your summary compensation table to include the information specified in Item 402(b)(2) of Regulation S-B for your fiscal year ended December 31, 2004. Please also make corresponding changes to the introductory paragraph to your table.

Financial Statements

General

10. Please update the financial statements, if necessary, as required by Item 310 of Regulation S-B.

11. Include an updated accountant`s consent with all amendments to the filing.

Note 1. Nature and Continuance of Operations

12. We note your discussion regarding the Company`s ability to continue as a going concern. Please revise to include a detailed discussion of the Company`s viable plan of operations, including your anticipated exploration funding program and expected costs, financing needs and sources of financing in accordance with FRC 607.02. The specific plans to address the threat of the going concern issues and the plans to resolve the doubts about the entities continued existence should also be discussed.

Note 2. Summary of Significant Accounting Policies
g) Environmental Costs

13. We note that environmental expenditures are "charged to operations or capitalized as appropriate". Please revise to disclose your basis for determining the appropriateness of expensing versus capitalizing environmental expenditures.

Note 3. Loans Payable

14. Please revise to accrue all costs of doing business for all periods, including interest on the non-interest bearing loan and any other services, equipment or property provided without charge as required by SAB Topic 1.B.1.

Note 4. Common Stock

15. Disclose details of each of the stock issuances in the financial statements, including whether these were issued to related parties and how the prices were determined. Please disclose details of the accounting treatment if any of these were issued for services.

Exhibit 5.1 - Legality Opinion

16. We note the first paragraph of the opinion refers to 30 individual shareholders but that your disclosure on page 17 refers to
32 stockholders and that your disclosure on page 25 refers to 29 shareholders. Please revise the prospectus disclosure, and the opinion, so that these numbers are consistent.

17. Given the limitation in the last paragraph, that the opinion is
"as of the date hereof," please file a signed legal opinion which does not contain this limitation or which is dated as of the date you intend to go effective.

Engineering Comments

General

18. For your property, provide the disclosures required by Industry
Guide 7 (b).  In particular, provide:
* The location and means of access to the property.
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

19. Insert a small-scale map clearly showing the location and access to your property with an index map showing where the property is situated in relationship to a political boundary (i.e. the state or province, etc., in which it was located). Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

Risk Factors - Page 6

20. Add a risk factor that addresses the fact that your property has not been examined in the field by a professional geologist or mining engineer, detail the risks to investors.

Description of Business - Page 19

21. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

22. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.

Title to the Sparta Property - Page 20

23. Disclose:
* The nature of your ownership or interest in the property.
* Any other underlying agreements or interests in the property.
* Provide names, claim, or grant number, date of recording and expiration date, so your claims can be distinguished from other claims in the area.
* Disclose the conditions you must meet to keep these claims.
* Disclose the area of your claims, either in hectares or acres. Revise to fully discuss the material terms of your land or mineral right securing agreements. Refer to paragraph (b) (2) of Industry Guide 7.

Exploration History - Page 21

24. The first paragraph refers to the nearby Discovery mine. Describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your properties.

25. The third paragraph references a report filed with the Canadian
Government. This report estimates a tonnage and grade associated with this claim, without defining the data quality as a resource or reserve estimate. We note that "mineral resources" must have "reasonable prospects for economic extraction." For both operating mines and undeveloped properties, we believe this means that any reportable "resource" estimates must be delimited using an economically-based "cutoff" to segregate "resources" from just "mineralization." Based on the information supplied to date, this resource statement only provides an estimate of geologically available mineralization, and does not appear to be related to current economic conditions at the property. An economic cutoff should enable a mine to distinguish materials that can at least cover the mine`s operating costs from those that will not. Your "resource" cutoffs do not appear to do this, and therefore do not meet the economic aspects of the definition for "resources." Remove all resource estimates, which are not based on an economically derived cutoff. If you choose to provide us with revised estimates of resources based on an economic cutoff, supplementally provide backup calculations and information sufficient to support your conclusion.

Geologic Assessment Report - Page 21

26. Expand your disclosure about your exploration plans for your properties.
* Disclose a brief geological justification for each of your exploration projects written in non-technical language.
* Give a breakdown your exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
* If there is a phased program planned, briefly outline all phases.
* Alternatively, disclose that you have no current detailed plans to conduct exploration on your property.
* Disclose how the exploration program will be funded.
* Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.
      If there are any questions concerning the above Engineering comments you may contact George Schuler, Mining Engineer at (202) 942-5527.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lynn Dicker at (202) 824-5264, or Brian
Cascio,
Branch Chief, at (202) 942-1791, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 824-5354 or me at (202) 924-7924with questions regarding our comments on any other part of your filing.

      Sincerely,



      David Ritenour
      Special Counsel

cc:	Karen A. Batcher, Esq. (via fax)
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High Tide Ventures, Inc.
January 24, 2005
Page 8 of 8